UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced a license and research collaboration agreement with CombinatoRx, Incorporated focused on the selection and development of novel combination pharmaceutical compounds for Angiotech’s local interventional therapy applications.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 3, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Monday, October 3, 2005

Angiotech Announces Drug Discovery And Development Agreement with CombinatoRx

Exclusive Collaboration With Initial Focus on Peripheral Vascular, Coronary, and Orthopedic Indications

VANCOUVER, BC, October 3, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced a license and research collaboration agreement with CombinatoRx, Incorporated focused on the selection and development of novel combination pharmaceutical compounds for Angiotech’s local interventional therapy applications.  The collaboration significantly expands Angiotech’s library of potentially useful drug compounds by providing Angiotech with access to CombinatoRx’s compound library of over 2 million analyzed combinations of known pharmaceuticals, for exclusive use in various interventional medicine fields. Angiotech will be hosting a conference call for investors and analysts to discuss details of the collaboration at 2:00 PM Eastern time today (11:00 AM Pacific).  The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialling toll-free at 1-866-202-3109 (North America) or 617-213-8844 (International) and entering Access Code 72807940.

CombinatoRx uses a high throughput screening system to discover proprietary combinations of two or more drugs that are able to affect important pharmaceutical pathways with the aim of achieving greater efficacy than can be achieved through the use of a single drug alone.

The agreement provides Angiotech with immediate access to CombinatoRx’s combination pharmaceutical compounds to target common problems in areas such as vascular, orthopedic and general surgery, including specifically, peripheral artery disease, coronary stenting and joint diseases.  There will also be joint research effort of up to five years designed to combine CombinatoRx’s combination drug discovery platform and capabilities with Angiotech’s expertise in local drug selection and delivery across a number of disease areas including orthopedics, gynecology, vascular restenosis, and local tumor cell management.

“Our license and exclusive relationship with CombinatoRx provides us immediate access to a large and comprehensive library of combination compounds” said William Hunter, M.D. MSc, President and CEO of Angiotech Pharmaceuticals.  “We believe there are several CombinatoRx combination compounds that will enhance our leadership position in repurposing known drugs to treat local vascular and orthopedic disease and that may be of immediate use in certain of our key product development programs, including the treatment of restenosis in coronary stent applications.  In addition, using CombinatoRx’s proprietary platform and approach, we can rapidly screen a large number of unique drug combinations in our proven biological models and assays.  We believe working with CombinatoRx will enable us to make fast, and most importantly, scientifically informed decisions for commercialization of products containing combinations of two or more drugs.  Given that many drugs interact with one another in unexpected ways, we believe it will become ever more important to conduct such a scientific approach to discover the best pharmaceutical solutions for local interventional therapies.”

“This collaboration represents a new spectrum of pharmaceutical options”, said Rui Avelar, M.D., Senior Vice President of Medical Affairs and Communications of Angiotech.  “This sophisticated approach to drug discovery enables us to find combinations that are not simply additive in effect but potentially superior in their combined form.  We plan to quickly take advantage of the collaboration and CombinatoRx’s approach to enhance our clinical initiatives.”

The licenses from the collaboration are exclusive in Angiotech’s principal fields of interest, including local interventional pharmaceutical therapies for certain vascular and orthopedic indications and in the majority of potential drug-device combinations.  As consideration for the license and collaboration, Angiotech will provide CombinatoRx initial consideration of $27 million in cash, and will make a concurrent $15 million investment in CombinatoRx.  In addition, CombinatoRx will receive milestone payments and royalties from Angiotech for each combination pharmaceutical compound successfully developed and commercialized by Angiotech or Angiotech’s commercialization partners.  The intellectual property developed during the research collaboration will be jointly owned, but exclusively licensed to Angiotech in its fields of drug-device combinations and certain local drug delivery products, and to CombinatoRx primarily for systemic therapies, and for a limited number of drug-device combination fields.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech  Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

CombinatoRx, Incorporated is a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs, designed to attack disease on multiple fronts.  CombinatoRx applies its proprietary combination drug discovery technology to identify new combination product candidates in a number of disease areas, including immuno-inflammatory disease, oncology, metabolic disease and neurodegenerative diseases.  By applying its proprietary screening technology, CombinatoRx has discovered and advanced into clinical trials a portfolio of seven product candidates targeting multiple diseases. For further information, please visit the CombinatoRx website at www.combinatorx.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

# # #

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354,

Email: wendyc@wagged.com